Exhibit 99.1

Eco Wave Power Global AB (publ)

Condensed consolidated financial statements

As of June 30, 2026

Unaudited

 i

Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited)

	June 30, 2026	December 31, 2025
	In USD thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	8,152	6,022
Restricted short-term bank deposits	251	251
Trade receivables	4	9
Other receivables and prepaid expenses	245	254
TOTAL CURRENT ASSETS	8,652	6,536

NON-CURRENT ASSETS:
Property and equipment, net	873	929
Right-of-use assets, net	59	137
Investments in a joint venture accounted for using the equity method	549	534
TOTAL NON-CURRENT ASSETS	1,481	1,600
TOTAL ASSETS	10,133	8,136
Liabilities and equity
CURRENT LIABILITIES:
Loans from related party	1,057	1,042
Current maturities of long-term loan	163	139
Accounts payable and accruals:
Trade	95	130
Other	1,113	1,181
Short term lease liabilities	54	133
TOTAL CURRENT LIABILITIES	2,482	2,625

NON-CURRENT LIABILITIES:
Long-term loan	-	24
TOTAL NON-CURRENT LIABILITIES	-	24
TOTAL LIABILITIES	2,482	2,649

EQUITY:
Common shares	116	102
Share premium	29,438	25,882
Treasury shares	(77)	(77)
Foreign currency translation reserve	(1,208)	(1,466)
Accumulated deficit	(20,438)	(18,768)
Capital and reserves attributable to parent company shareholders	7,831	5,673
Non-Controlling interest	(180)	(186)
TOTAL EQUITY	7,651	5,487
TOTAL LIABILITIES AND EQUITY	10,133	8,136

The above condensed consolidated statements of financial position should be read in conjunction with the accompanying notes.

Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF LOSS (Unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2026	2025	2026	2025
	In USD Thousands
OPERATING EXPENSES
Research and development expenses	(78)	(218)	(218)	(399)
Sales and marketing expenses	(103)	(46)	(174)	(123)
General and administrative expenses	(574)	(550)	(1,073)	(1,089)
Other income	12	8	64	62
Share of net loss of a joint venture accounted for using the equity method	(26)	(17)	(50)	(39)
TOTAL OPERATING EXPENSES	(769)	(823)	(1,451)	(1,588)

OPERATING LOSS	(769)	(823)	(1,451)	(1,588)

Financial expenses	(231)	(611)	(274)	(444)
Financial income	23	47	53	140
FINANCIAL LOSS - NET	(208)	(564)	(221)	(304)

NET LOSS	(977)	(1,387)	(1,672)	(1,892)

ATTRIBUTABLE TO:
The Parent Company shareholders	(977)	(1,378)	(1,670)	(1,877)
Non-controlling interests	-	(9)	(2)	(15)
	(977)	(1,387)	(1,672)	(1,892)

	In USD

Loss per common share – Basic and diluted	(0.02)	(0.03)	(0.04)	(0.04)

Weighted average number of common shares used in calculation of loss per common share	46,861,128	46,731,027	46,788,816	46,732,828

The above condensed consolidated statements of loss should be read in conjunction with the accompanying notes.

Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2026	2025	2026	2025
	In USD thousands

LOSS FOR THE PERIOD	(977)	(1,387)	(1,672)	(1,892)

ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS
EXCHANGE DIFFERENCES ON TRANSLATION OF FOREIGN OPERATIONS	314	225	513	(597)

ITEMS THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS
EXCHANGE DIFFERENCES ON TRANSLATION TO PRESENTATION CURRENCY	(73)	411	(247)	1,125
OTHER COMPREHENSIVE GAIN (LOSS) FOR THE PERIOD	241	636	266	528

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	(736)	(751)	(1,406)	(1,364)

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD IS ATTRIBUTABLE TO:
The Parent Company shareholders	(742)	(744)	(1,412)	(1,344)
Non-controlling interests	6	(7)	6	(20)
	(736)	(751)	(1,406)	(1,364)

The above condensed consolidated statements of comprehensive loss should be read in conjunction with the accompanying notes.

Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Unaudited)

	Number of common shares	Common shares capital	Additional paid in capital	Treasury shares	Foreign currency translation reserve	Accumulated deficit	Total for Company’s shareholders	Non- controlling interest	Total
	in USD thousands
BALANCE AT JANUARY 1, 2025	46,733,844	102	25,845	(50)	(2,368)	(15,071)	8,458	(158)	8,300

CHANGES IN THE SIX MONTHS ENDED JUNE 30, 2025:

Treasury shares	(40,536)			(27)			(27)	-	(27)

Loss for the period						(1,877)	(1,877)	(15)	(1,892)
Other comprehensive income					533		533	(5)	528
Total comprehensive loss for the period					533	(1,877)	(1,344)	(20)	(1,364)
BALANCE AT JUNE 30, 2025	46,693,308	102	25,845	(77)	(1,835)	(16,948)	7,087	(178)	6,909

BALANCE AT JANUARY 1, 2026	46,717,308	102	25,882	(77)	(1,466)	(18,768)	5,673	(186)	5,487

CHANGES IN THE SIX MONTHS ENDED JUNE 30, 2026:

Issuance of share capital and warrants in a public offering	3,200,000	14	3,986	-	-	-	4,000	-	4,000
Issuance cost			(430)				(430)		(430)
		14	3,556	-	-	-	3,570	-	3,570

Loss for the period						(1,670)	(1,670)	(2)	(1,672)
Other comprehensive income					258		258	8	266
Total comprehensive loss for the period					258	(1,670)	(1,412)	6	(1,406)
BALANCE AT JUNE 30, 2026	49,917,308	116	29,438	(77)	(1,208)	(20,438)	7,831	(180)	7,651

The above condensed consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six months ended
	June 30
	2026	2025
	In USD thousands

CASH FLOWS - OPERATING ACTIVITIES:
Net loss	(1,672)	(1,892)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	141	112
Interest expenses	24	28
Interest income	(45)	(140)
Foreign exchange loss on cash and cash equivalents	252	339
Share of loss of a joint venture	50	39
Loss on sale of fixed asset	-	3
Changes in operating assets and liabilities
Decrease in trade receivables	5	33
Increase in other receivables and prepaid expenses	(73)	(32)
(Decrease) Increase in accounts payable and accruals	(126)	36
Net cash used in operating activities	(1,444)	(1,474)

CASH FLOWS – INVESTING ACTIVITIES:
Interest received on bank deposits	50	102
Investment in a joint venture	(28)	(44)
Purchase of property and equipment	-	(37)
Proceeds from sale of property	-	72
Net cash provided by investing activities	22	93

CASH FLOWS - FINANCING ACTIVITIES:
Issuance of share capital and warrants	4,000	-
Issuance cost	(337)	-
Principal elements of lease payments	(92)	(76)
Interest elements of lease payments	(4)	(8)
Share repurchases	-	(27)
Net cash provided by (used in) financing activities	3,567	(111)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,145	(1,492)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	6,022	7,845
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(15)	105
CASH AND CASH EQUIVALENTS - END OF PERIOD	8,152	6,458

Non-cash Investing and financing activities

Issuance cost not yet paid	93	-
Recognition of right of use asset and lease liability	-	66

The above condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes.

NOTE 1 - GENERAL INFORMATION:

Eco Wave Power Global AB (publ) (“the Parent Company” or together with its subsidiaries “the Company” or “the Group”) is a Swedish public limited company formed on March 27, 2019 and registered at the Swedish Companies Registration Office on April 17, 2019. The Company’s American Depositary Shares (“ADSs”) are traded on the Nasdaq Capital Market (the “Nasdaq”) in the United States. The Company’s corporate identity number is 559202-9499 and its address is Strandvägen 7A, 114 56 Stockholm, Sweden. Unless expressly indicated otherwise, all amounts are shown in thousands of U.S. dollars (“USD”).

The Group’s headquarters are located in Israel. On February 28, 2026, the United States and Israel launched a joint attack on Iran. Iran launched ballistic missiles and drones against targets in Israel and against U.S. military bases and other targets in several countries in the Persian Gulf. The conflict also contributed to renewed hostilities between Israel and Hezbollah in Lebanon. In April 2026, the United States and Iran agreed to a conditional ceasefire that included Israel, and in June 2026, the parties entered into a memorandum of understanding intended to facilitate a more comprehensive resolution of the conflict. As of the date of these interim consolidated financial statements, the potential for renewed hostilities and any future escalation are difficult to predict, as such are the economic implications of the conflict on the Company’s operational and financial performance. The Company considered the impact of the war and determined that there were no material adverse impacts on the interim consolidated financial statements, including related significant estimates made by management, for the period ended June 30, 2026.

On June 26, 2026, the Company issued, in a registered direct offering, a total of 400,000 ADSs (each representing eight of the Company’s common shares) and 300,000 warrants to purchase 300,000 ADSs, for total gross proceeds of $4.0 million, before deducting placement agent fees and other issuance costs of $430 thousand. The warrants are immediately exercisable at an exercise price of SEK 116.76 per ADS (equivalent to US$12.00 per ADS as of June 26, 2026) and, if fully exercised, would result in additional gross proceeds of approximately SEK 35.03 million (equivalent to $3.0 million as of June 26, 2026). The warrants will expire three years from the date of issuance. The warrants were classified as equity in the Company’s financial statements.

As of June 30, 2026, our cash, cash equivalents and short term bank deposits were $8.4 million, of which $8.15 million was in cash and cash equivalents and $0.25 million in restricted short term bank deposits. Based upon our currently expected level of operating expenditures, we expect that our existing cash and cash equivalents will be sufficient to fund operations through at least the next 12 months period from the date of these consolidated financial statements are issued . We expect that in future periods we will require substantial additional capital to commercialize our products and services.

NOTE 2 - BASIS FOR PREPARATION

The Company’s condensed consolidated interim financial statements as of June 30, 2026 and for the three and six months then ended (the “interim financial statements”) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (“IAS 34”). These condensed consolidated interim financial statements, which are unaudited, do not include all the information and disclosures that would otherwise be required in a complete set of annual financial statements and should be read in conjunction with the annual financial statements as of December 31, 2025, and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS®”) as published by the International Accounting Standards Board (“IASB”). The results of operations for the three and six months ended June 30, 2026 are not necessarily provide indication of the results that may be expected for the entire fiscal year or for any other interim period.

Estimates and judgments

The preparation of the Condensed Interim Financial Information in conformity with IFRS® Accounting Standards requires management to exercise judgment and use significant accounting estimates and assumptions. These affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ materially from these estimates. In preparing these Condensed Interim Financial Information, the significant accounting judgments and the uncertainties associated with key sources of estimates are consistent with those in the consolidated annual financial statements for the year ended December 31, 2025.

NOTE 3 - MATERIAL ACCOUNTING POLICIES

General

The principal accounting policies and calculation methods, which have been implemented in the preparation of the financial information for the interim period, are consistent with those that were implemented in the preparation of the Group’s annual financial statements for the year ended December 31, 2025.

New International Financial Reporting Standard:

IFRS 18, Presentation and disclosure in Financial Statements

In April 2024, the International Accounting Standards Board (“IASB”) issued International Financial Reporting Standard (“IFRS”) 18, Presentation and disclosure in Financial Statements, which replaces International Accounting Standard (“IAS “)1, Presentation of Financial Statements. The new standard is a result of the IASB’s Primary Financial Statements project, which is aimed at improving comparability and transparency of communication in financial statements. While a number of sections have been brought forward from IAS 1, with limited wording changes, IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including the specified totals and subtotals. It also requires disclosure of management defined performance measures and includes new requirements for aggregation and disaggregation of financial information. In addition, certain amendments have been made to IAS 7, Statements of Cash flows. IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted and must be disclosed.

IFRS 18 will apply retrospectively. Comparative periods in both interim and annual financial statements will need to be restated.

The Company is currently assessing the new requirements of IFRS 18.

NOTE 4 – FAIR VALUE OF FINANCIAL INSTRUMENTS

As of June 30, 2026 and December 31, 2025, the financial instruments of the Group consist of non-derivative assets and liabilities (primarily working capital items, deposits and loans). With regard to non-derivative assets and liabilities, given their nature, the fair value of the financial instruments included in the consolidated statement of financial position is generally close or identical to their carrying amount.

NOTE 5 – NON ROYALTY BEARING GRANTS

Non royalty bearing grants received from Innovate UK – the UK’s innovation agency as part of the Energy Catalyst Round 10: Islanded Wave Powered Microgrid Pilot for Remote Islands in Thailand, and from European Commission in the EU Horizon 2020 Research and Innovation Program as part of the ILIAD consortium for our participation in a three years program consortium of 56 partners to combine high-resolution modelling with real-time sensing of ocean parameters. During the six months period ended June 30, 2026, and 2025 the company recognized $185 thousand and $ 118 thousands non royalty bearing grants, respectively.